Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH COMPLETES TRANSFORMATION INTO THERMAL OIL AND MONTNEY GAS FOCUSED COMPANY

(Calgary, November 9, 2017) – Pengrowth Energy Corporation is pleased to announce its third quarter 2017 financial and operating results and the completion of its strategic objective of focusing its asset base to its two growth assets. Pengrowth’s long-term development plan is centered on operational excellence on a concentrated asset portfolio with long-life reserves, reduced cost structures, reduced long-term liabilities and reduced infrastructure costs. The Company and its teams have worked relentlessly this year to execute its asset disposition program, transforming to a leaner, stronger company with significant upside exposure to a recovering crude oil price. Underpinning the new Pengrowth is a focused portfolio consisting of two key long-term growth assets at Lindbergh and Groundbirch, with significant future development opportunities.

The substantial completion of our disposition programs and the recent agreement with our lenders and noteholders along with the quality of our SAGD thermal oil and Montney assets has positioned the Company to source less restrictive debt capital. With success in obtaining less restrictive debt, and a sustained improvement in commodity prices to over US $55 per barrel West Texas Intermediate (WTI), we expect to be in a better position to access financing to move forward with the sanctioning of Phase Two of Lindbergh.

The Phase Two expansion of Lindbergh which is projected to increase production capacity to approximately 40,000 barrels (bbl) per day has received all necessary regulatory approvals and could be on stream within 24 Months of sanctioning. The Lindbergh Phase Two expansion has been significantly derisked by the success of Phase One and based on current assumptions, could deliver full cycle IRR’s of approximately 20 percent at a WTI crude oil price of US $55 per barrel and a $0.75 Canadian dollar exchange rate. In addition to Lindbergh, Pengrowth’s thermal portfolio includes inventory north of Lindbergh at Muriel Lake as well as the Selina project in which Pengrowth holds a 50 percent working interest. Following the development of Lindbergh Phase Two, Selina is expected to produce approximately 12,500 (6,250 net) bbl per day when fully developed. Pengrowth’s Groundbirch Montney asset is expected to offset and underpin the gas supply requirements of current and future expansion plans on the Company’s thermal portfolio.

With the full development Pengrowth expects its total thermal oil production to exceed 50,000 bbl per day, supplemented by natural gas production potential at Groundbirch that could reach 60 million cubic feet (MMcf) per day. These key assets are expected to form the foundation of Pengrowth’s growth strategy over the next several years and are expected to position the Company to deliver years of production and cash flow growth for the Company and its stakeholders.

Derek Evans, President and CEO of Pengrowth commented “The Company and our teams have worked relentlessly this year to execute on our asset disposition program and to enable us to focus on our key growth assets. The work that we have done has transformed Pengrowth into a leaner, focused company that is poised to deliver on its long-term development strategy, upon a sustained recovery in crude oil prices, resulting in significant growth in production and associated cash flow over the next five years.”

2017 Year to Date Highlights:

•	Closed or announced nearly $1.0 billion of asset sales, which are summarized in the following table:

	Gross Proceeds ($ million)	Closing Date
Lindbergh GORR	$250	January 6, 2017
Bernadet Lands	$92	April 11, 2017
Swan Hills (Judy Creek)	$185	July 6, 2017
Olds/Garrington	$300	August 11, 2017
Alberta W4M	$-	October 23, 2017
Swan Hills	$150	November 3, 2017
Quirk Creek	$6.5	Q4, 2017
Total gross proceeds	$984

•	Reduced total debt by Cdn $731 million during the first nine months of 2017 through the repayment of the U.S. $400 million term notes originally due July 26, 2017 and the repayment of Cdn $126.6 million of convertible debentures at maturity.

•	Subsequent to September 30, 2017, total debt was further reduced with the repayment of all outstanding U.S. $265 million term notes and Cdn $15 million term notes, both originally due on August 21, 2018. Pengrowth also prepaid an additional Cdn $78 million of principal on its remaining outstanding term notes.

•	Pengrowth?s current term debt, as at November 9, 2017, is approximately Cdn $545 million, with the first amount of term debt, approximately Cdn $60 million due in October of 2019. Cdn $68 million of bank debt was drawn on the credit facility, which matures in March of 2019.

•	Finalized covenant amendments with noteholders and bank lenders for a period up to and including the period ending September 30, 2019. The covenant relaxation is expected to provide Pengrowth with financial flexibility and opportunity to restructure its remaining debt and develop a financing strategy for the ongoing development of its Lindbergh and Groundbirch assets as commodity prices improve.

Q3, 2017 Highlights:

•	Achieved average daily production of 35,072 barrels of oil equivalent (boe) per day during the quarter and 45,727 boe per day year to date.

•	Cash flow used in operations of $0.3 million primarily due to significant onetime restructuring costs associated with asset sales.

•	Continued achievement of reduced cost structures year over year with operating as well as cash general and administrative expenses down $21.7 million and $3.6 million, respectively, from the third quarter of 2016. Also achieved significant reductions in interest expense of approximately $11.4 million compared the third quarter of 2016 resulting from debt repayments completed thus far in 2017.

Operations

Third quarter average daily production was 35,072 boe per day, compared to average daily production of 55,137 boe per day in the third quarter of 2016. The decrease in production year over year is attributed to the absence of volumes related to sold properties, natural declines, as well as lower volumes due to planned maintenance activities on existing properties.

Production at our Lindbergh thermal project averaged 12,086 bbl per day at an average steam oil ratio of 2.9 times during the third quarter. The Company conducted its first major turnaround of the central processing facility which resulted in significant production downtime in the quarter. Production levels have stabilized after the turnaround at approximately 14,500 bbl per day at an average steam oil ratio of 2.6.

During the third quarter, Pengrowth redirected $25 million of maintenance and enhancement capital earmarked for assets that had been sold, to its Lindbergh and Groundbirch assets.

At Lindbergh, $7 million of additional capital allowed for the drilling and completion of three additional well pairs that will be drilled in the fourth quarter of 2017 and are expected to commence production in 2018. These three new well pairs, in addition to the original seven well pairs and two infills are expected to result in average annual production from Lindbergh of approximately 17,000 bbl per day in 2018. In total, $26.9 million (including maintenance capital) of capital was invested at Lindbergh during the third quarter which resulted in the drilling of nine wells (4 producer and 5 injector wells), in addition to related facility, infrastructure and engineering work. Pengrowth anticipates having 70 percent of the engineering and design work relating to the second expansion phase completed by the end of year.

At Groundbirch, $18 million of planned capital initiated a drilling program which includes the drilling of four wells, with the drilling of the first well in the program commencing in the third quarter. These new wells are expected to be completed and tied-in during the first quarter of 2018, growing natural gas sales to approximately 30 MMcf per day from the current production of 9 MMcf per day. $4.5 million of the $18 million of capital allocated to the Groundbirch drilling and infrastructure program was spent in the third quarter of 2017.

The capital work undertaken at Lindbergh and Groundbirch is being completed within the original $125 million capital budget that the Company had allocated at the start of 2017.

Financial Results

Funds flow used in operations amounted to $0.3 million compared to funds flow of $122.7 million ($0.22 per share) for the same period in 2016. The decrease in funds flow year over year was primarily due to the decrease in production resulting from asset sales carried out in 2017 and lower realized commodity risk management gains, as a result of Pengrowth having substantially higher volumes hedged at materially higher prices in the same period in 2016 compared to 2017. In addition, the Company recorded a restructuring cost of $9.2 million related to staff reductions in association with the asset divestitures carried out in 2017. Offsetting these were lower operating expenses, lower G&A and lower interest and financing charges.

A net loss of $144.7 million was recorded in the third quarter of 2017 compared to a net loss of $52.9 million in the same period last year primarily due to an impairment charge of $127.1 million (approximately $93.0 million after-tax) in the quarter resulting from the sale of the non-core Alberta assets, additional impairments of other non-core legacy assets coupled with lower funds flow from operations. These were partly offset by lower unrealized commodity risk management losses recorded in the third quarter and lower DD&A expenses.

Financial Resources and Liquidity

Subsequent to the end of the quarter, Pengrowth finalized the terms of amending agreements with its lenders under its syndicated bank facility and the holders of its remaining term notes. Under the terms of the agreement, the existing financial covenants have been amended effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019. The amendment includes the elimination of the Senior Debt to Adjusted EBITDA and Debt to Book Capitalization ratio covenants during the waiver period and a reduction of the Adjusted EBITDA to Adjusted Interest Expense ratio covenant during the waiver period. Additional details regarding the amendments are set out in the Company’s news release dated October 12, 2017.

As part of the amendment agreement, the Company’s Credit Facility was reduced from $1.0 billion to $400 million with a further reduction to $330 million following the closing of the Swan Hills asset sale. The facility was undrawn at the end of the third quarter but was subsequently drawn by $175 million to facilitate the repayment of the Company’s 2018 term notes and the Cdn $78 prepayment of the Company’s remaining term notes. Following the closing of the sale of the remaining Swan Hills assets, a portion of the proceeds were used to reduce the borrowings on the facility to approximately $68 million as of November 9, 2017 and a prepayment offer was extended to noteholders which is expected to reduce the amount of term notes outstanding by an additional $37 million.

The full details of the amending agreements, including copies of the Note Purchase Agreements and Amending Agreements are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

To provide additional financial flexibility beyond September 30, 2019, Pengrowth may consider replacing its existing term debt with less restrictive longer-term debt.

Dispositions

In the third quarter, Pengrowth completed the sale of the Olds/Garrington assets for total gross proceeds of $300 million. Subsequent to the end of the quarter, the Company closed the sale of its remaining Swan Hills assets for gross proceeds of $150 million and the vast majority of its non-core Alberta assets for nominal consideration. Year to date, the success of Pengrowth’s asset disposition program has generated approximately $1.0 billion of gross proceeds to the Company, and has allowed the Company to repay approximately Cdn $1.1 billion of term notes and convertible debentures thus far in 2017.

2017 Guidance and 2018 Outlook

Following the closing of the announced Quirk Creek sale, the Company anticipates that its annual 2017 production Guidance to be in a range of 39,500 to 41,500 boe per day, with fourth quarter average production of 24,500 boe per day. The Company anticipates that December 2017 production rates will be approximately 20,000 boe per day, after completion of all announced divestments.

A summary of our previous and updated 2017 guidance follows:

	Previous full year 2017 Guidance	Current full year 2017 Guidance
Average daily production (boe per day)	41,500 to 43,500	39,500 to 41,500
Total capital expenditures ($ millions)	125	125
Funds Flow from operations[1] ($ millions)	90	65
Royalties[2] (% of sales)	9.0	9.0
Operating costs[3] ($ per boe)	13.00 to 13.50	13.00 to 13.50
Cash G & A3 ($ per boe)	3.50 to 4.00	3.50 to 4.00

1.      Based on WTI price of U.S.$50/bbl, AECO natural gas price of Cdn $2.25/Mcf and an exchange rate of Cdn$1 = U.S.$0.77.

2.      Royalties are before impacts of commodity risk management activities

3.      Per boe estimates based on high and low ends of production guidance

In addition to updating its 2017 guidance, Pengrowth is also providing an outlook for its preliminary production and capital expenditure estimates for 2018. The Company anticipates a 2018 capital program of between $50 and $60 million which is expected to support an annual production rate of 22,500 to 24,500 boe per day representing a production growth rate of approximately 18 percent (based on mid-point of guidance) from anticipated 2017 December production of 20,000 boe per day. Pengrowth anticipates providing full 2018 guidance and its 2018 capital budget in January of 2018.

Analyst call

Pengrowth will host an analyst call and listen-only audio webcast beginning at 6:30 A.M. Mountain Standard Time (MST) on Friday, November 10, 2017, during which management will review Pengrowth's third quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International (478) 219-0186

Live listen only audio webcast: https://edge.media-server.com/m6/p/pf9m9uia

Pengrowth’s unaudited Financial Statements for the three and nine months ended September 30, 2017 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian Sedimentary Basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information

Wassem Khalil

Manager, Investor Relations

(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: Pengrowth’s long-term development plan centered on operational excellence and a concentrated asset portfolio with reduced cost structures, reduced long-term liabilities and reduced infrastructure costs; significant upside exposure to a recovering crude oil price; significant future development opportunities at Lindbergh and Groundbirch; the Company being in a position to source less restrictive debt capital; expectation of being able to move forward with the sanctioning of Phase Two of Lindbergh; Phase Two expansion of Lindbergh expected to increase production capacity to approximately 40,000 bbl per day; Phase Two of Lindbergh being able to be on stream within 24 months of sanctioning; Phase Two of Lindbergh projected to deliver full cycle IRR’s of 20 percent at a WTI crude oil price of US $55 per barrel and an $0.75 Canadian/US dollar exchange rate; Selina project expected to produce approximately 12,500 (6,250 net) bbl per day when fully developed; Groundbirch Montney expected to offset and underpin the gas supply requirements of the current and future expansion plans of the Company’s thermal portfolio; with the full development of its thermal assets, Pengrowth’s expectations that its total thermal oil production could exceed 50,000 bbl per day, supplemented by natural gas production potential at Groundbirch that could reach 60 million MMcf per day; the expectation that the Company’s portfolio at Lindbergh and Groundbirch will form a foundation of Pengrowth’s growth strategy over the next several years providing the Company with years of production and cash flow growth; covenant relaxation expected to provide Pengrowth with financial flexibility and opportunity to restructure its remaining debt and develop a financing strategy for the ongoing development of Lindbergh and Groundbirch as commodity prices improve; new drilling at Lindbergh expected to result in average annual production of approximately 17,000 bbl per day in 2018; anticipation of having 70 percent of engineering and design work related to the Phase Two expansion at Lindbergh completed by year end; new wells drilled at Groundbirch expected to be completed and tied-in during the first quarter of 2018 growing natural gas sales to approximately 30 MMcf per day; 2017 fourth quarter and full year guidance; anticipated 2018 capital spending and production; and December 2017 production rates. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses, adjusted interest expense and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.